UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Warner Chilcott Public Limited Company
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G94368100
(CUSIP Number)

July 29, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G94368100	SCHEDULE 13G	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS
THL WC (Dutch) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	25,491,622*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	25,491,622*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,491,622*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*As of August 3, 2011. See Item 4.

CUSIP No. G94368100	SCHEDULE 13G	Page 3 of 13 pages

1	NAMES OF REPORTING PERSONS
THL WC (Luxembourg) S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	25,491,622*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	25,491,622*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,491,622*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* As of August 3, 2011.  Includes all ordinary shares of Issuer beneficially owned by THL WC (Dutch) B.V.  See Item 4.

CUSIP No. G94368100	SCHEDULE 13G	Page 4 of 13 pages

1	NAMES OF REPORTING PERSONS
THL WC (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	25,491,622*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	25,491,622*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,491,622*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As of August 3, 2011.  Includes all ordinary shares of Issuer beneficially owned by THL WC (Dutch) B.V.  See Item 4.

CUSIP No. G94368100	SCHEDULE 13G	Page 5 of 13 pages

1	NAMES OF REPORTING PERSONS
Thomas H. Lee (Alternative) Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	25,491,622*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	25,491,622*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,491,622*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As of August 3, 2011.  Includes all ordinary shares of Issuer beneficially owned by THL WC (Dutch) B.V.  See Item 4.

CUSIP No. G94368100	SCHEDULE 13G	Page 6 of 13 pages

1	NAMES OF REPORTING PERSONS
THL Advisors (Alternative) V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	25,491,622*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	25,491,622*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,491,622*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As of August 3, 2011.  Includes all ordinary shares of Issuer beneficially owned by THL WC (Dutch) B.V.  See Item 4.

CUSIP No. G94368100	SCHEDULE 13G	Page 7 of 13 pages

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Advisors (Alternative) V Limited, LDC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	25,491,622*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	25,491,622*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,491,622*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As of August 3, 2011.  Includes all ordinary shares of Issuer beneficially owned by THL WC (Dutch) B.V.  See Item 4.

Item 1(a).         Name of Issuer:

Warner Chilcott Public Limited Company (the “Issuer”)

Item 1(b).         Address of Issuer's Principal Executive Offices:

1 Grand Canal Square
Docklands
Dublin 2, Ireland

Item 2(a)          Name of Persons Filing:

THL WC (Dutch) B.V. (“THL Dutch”)
THL WC (Luxembourg) S.a.r.l. (“THL Lux”)
THL WC (Cayman), L.P. (“THL Cayman”)
Thomas H. Lee (Alternative) Fund V, L.P. (“THL Alternative V”)
THL Advisors (Alternative) V, L.P. (“THL Advisors”)
Thomas H. Lee Advisors (Alternative) V Limited, LDC (“THL LDC”)

An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, MA 02110

Item 2(c)          Citizenship:

THL Dutch – Netherlands
THL Lux. – Luxembourg
THL Cayman – Cayman Islands
THL Alternative V – Cayman Islands
THL Advisors – Cayman Islands
THL LDC – Cayman Islands

Item 2(d)          Title of Class of Securities:

Ordinary Shares, par value $0.01 per share (“Ordinary Shares”)

Item 2(e)          CUSIP Number:

G94368100

Page 8 of 13 pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	 Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	 An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	 An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	 A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	 A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	 A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	 Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable

Item 4.             Ownership

(a)-(c)  The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G/A are incorporated herein by reference.  As of August 3, 2011, THL Dutch is the direct beneficial owner of 25,491,622 Ordinary Shares, representing approximately 10.0% of the outstanding Ordinary Shares (based on 253,872,732 shares outstanding as of April 29, 2011, as disclosed in the Issuer’s Form 10-Q filed May 6, 2011.  As of July 29, 2010 and December 31, 2010, THL Dutch was the direct beneficial owner of 33,819,264 Ordinary Shares of the Issuer, representing approximately 13.4% of the outstanding Ordinary Shares (based on 252,233,982 and 252,451,673 shares outstanding as of July 30, 2010 and October 29, 2010, respectively, as disclosed in the Issuer’s Form 10-Qs filed on August 6, 2010 and November 8, 2010, respectively).  All of the equity interests of THL Dutch are held by THL Lux and all of the equity interests of THL Lux are held by THL Cayman.  The majority of the limited partnership interests of THL Cayman are owned by THL Alternative V.  The general partner of both THL Cayman and THL Alternative V is THL Advisors.  THL LDC is the general partner of THL Advisors.  THL Dutch, THL Lux and THL Cayman were formed in connection with a July 29, 2010 internal reorganization of certain funds affiliated with THL Alternative V (the “THL Reorganization”).   In connection with the THL Reorganization, such affiliated funds contributed all of the Issuer’s Ordinary Shares held by them to THL

Page 9 of 13 pages

Cayman, which in turn contributed the shares to THL Lux, which in turn contributed the shares to THL Dutch.

 Item 5.            Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.             Ownership of More than Five Percent on Behalf of Another Person

Item 4 is incorporated herein by reference

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.             Identification and Classification of Members of the Group

Not applicable.

Item 9.             Notice of Dissolution of Group

Not applicable.

Item 10.           Certifications

Not applicable.

Page 10 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2011
THL WC (DUTCH) B.V.

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Director A

	By:	/s/ Bart de Sonnaville
	Name:	Bart de Sonnaville
	Title:	Director B

THL WC (LUXEMBOURG) S.A.R.L.

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Director A

	By:	/s/ Wim Rits
	Name:	Wim Rits
	Title:	Director B

THL WC (CAYMAN), L.P.

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Authorized Signatory

Page 11 of 13 pages

THL ADVISORS (ALTERNATIVE) V, L.P.
By:	Thomas H. Lee Advisors (Alternative) V Limited, LDC, its General Partner

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Assistant Treasurer

THOMAS H. LEE (ALTERNATIVE) FUND V, L.P.

By:	THL Advisors (Alternative) V, L.P., its General Partner
By:	Thomas H. Lee Advisors (Alternative) V Limited, LDC, its General Partner

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Assistant Treasurer

THOMAS H. LEE (ALTERNATIVE) V LIMITED, LDC

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Assistant Treasurer

Page 12 of 13 pages

Exhibit Index

Exhibit No.                                                      Description
1                                Joint Filing Agreement among the Reporting Persons.

Page 13 of 13 pages